Exhibit 99.1

Ayr Wellness Appoints David Goubert to President & CEO

Jonathan Sandelman becomes Executive Chairman of the Board;

Management to Host Q4 and FY 2022 Conference Call on March 9, 2023, at 8:30 a.m. ET

MIAMI, February 13, 2023 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that Jonathan Sandelman has transitioned to Executive Chair, where he will continue to serve the Company’s Board of Directors, and David Goubert, current President of Ayr, has assumed the role of President and Chief Executive Officer.

Mr. Sandelman commented, “I am pleased to announce today’s exciting news for Ayr. It is with great pride that I reflect on the efforts of our team to build Ayr from its earliest days in 2017 to the 2,500-person multi-state cannabis operator we are today. David is a proven leader of people and large organizations, with a track record of driving positive organizational change. In his time so far at Ayr, he has brought a fresh set of eyes to our organization and processes and has set us on the path to optimizing the business and investing in projects that will result in our long-term success.

“It has been an honor and a privilege to lead this great company as CEO, and I know Ayr is in very capable hands with David’s leadership and the depth of experience of Ayr’s executive team, as well as the passion and commitment of the entire Ayr team across the country. Thanks to their hard work and dedication we have built a strong foundation for our business that is well positioned to pursue further growth in the cannabis industry, and to serve as a force for good in our communities. I am confident that Ayr is well positioned for its next phase of growth and profitability.”

Mr. Goubert said, “I’m proud and humbled to take this step at an important time in the Company’s history. I look forward to continuing to work closely with Jon, the Board of Directors, and everyone at Ayr to realize the full potential of our Company’s exceptional assets, continuing to prioritize existing and future markets where we can invest to build meaningful depth. In my time so far with Ayr, I have been excited by our team’s collaborative efforts to align our organization with our key business objectives, deepen our relationships with our patients as we build Ayr into a truly customer-centric business, and in doing so drive strong revenue and cash flow generation. We look forward to discussing our plans in further detail during the next quarterly earnings call in March.”

About David Goubert

Mr. Goubert joined Ayr from Neiman Marcus Group (“NMG”), one of the largest multi-brand retailers in the U.S., where he served as NMG’s President and Chief Customer Officer, responsible for the full P&L of the Neiman Marcus brand as well as all customer touchpoints. He previously led NMG’s digital and in-store retail operations as Chief Retail Officer, driving many of NMG’s enhancements to the customer experience, creating personalized and memorable experiences for customers at each of the company’s 36 locations, as well as online, including style advisor matching, virtual appointments, in-store pick-up, and virtual fashion events.

Mr. Goubert spent 20 years at LVMH, the world’s leading luxury consumer-products company. Most recently, he served as Senior Vice President of LVMH’s Starboard Cruise Services subsidiary, spearheading partner relations and overseeing hundreds of retail outlets on Starboard cruise ships. He previously spent 15 years at the company’s flagship Louis Vuitton brand, where he successively led the company’s demand planning, U.S. manufacturing, worldwide supply chain, and all retail operations in the Southern United States, the Caribbean and Latin America.

Fourth Quarter and Full Year 2022 Conference Call

Ayr Wellness will hold a conference call on Thursday, March 9, 2023 at 8:30 a.m. ET to discuss its results for the fourth quarter and full year ended December 31, 2022.

Date: Thursday, March 9, 2023

Time: 8:30 a.m. ET

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Conference ID: 10021221

Webcast: https://services.choruscall.ca/links/ayrwellness2022q4.html

A telephonic replay of the conference call will also be available for one month beginning at 11:30 a.m. ET on Thursday, March 9, 2023.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 9867

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the company’s investor relations team at IR@ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

T: (786) 885-0397

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com